UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38878

So-Young International Inc.

Tower E, Ronsin Technology Center

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Supplemental Submission pursuant to Item 16.I(a) of Form 20-F

So-Young International Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16.I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In May 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on May 2, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I.(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

So-Young International Inc. is a company controlled by Mr. Xing Jin, who held 84.7% of the Company’s aggregate voting power as of February 28, 2023. To the Company’s knowledge, based on an examination of the Company’s register of members and public filings made by its shareholders, no shareholder other than Beauty & Health Holdings Limited, Matrix Partners China III Hong Kong Limited, Orchid Asia Entities, and Trustbridge Partners V, L.P. owned more than 5% of the Company’s outstanding shares as of February 28, 2023.

●	Beauty & Health Holdings Limited is a private company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin through a trust and of which Mr. Jin and his family members are the beneficiaries. To the Company’s knowledge, Beauty & Health Holdings Limited is not owned or controlled by a governmental entity of China. Beauty & Health Holdings Limited beneficially owned 15.4% of the Company’s total outstanding shares and held 84.5% of the Company’s aggregate voting power as of February 28, 2023.

●	Matrix Partners China III Hong Kong Limited is a company incorporated in Hong Kong and beneficially owned 15,405,068 ADSs and 7 Class A ordinary shares of the Company as of December 31, 2021, based on the Schedule 13G/A filed by Matrix Partners China III Hong Kong Limited on February 14, 2022. Matrix Partners China III Hong Kong Limited is held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. Both Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. are managed by Matrix China III GP, Ltd.. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China III GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Matrix Partners China III Hong Kong Limited’s shareholding had not changed since December 31, 2021, Matrix Partners China III Hong Kong Limited beneficially owned 15.2% of the Company’s total outstanding shares and held 2.8% of the Company’s aggregate voting power as of February 28, 2023.

●	Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by AREO Holdings Limited and affiliated parties on August 31, 2020, beneficially owned 13,840,494 ADSs that are approximately equivalent to 10,646,534 Class A ordinary shares of the Company as of August 31, 2020. Pursuant to the Schedule 13D/A filed on August 31, 2020, each of AREO Holdings Limited and Ms. Lam Lai Ming may be deemed to beneficially own an aggregate of Class A ordinary shares/ADS that are equivalent to 13,840,494 ADS held by Orchid Asia Entities. Pursuant to the Schedule 13D filed on November 18, 2019, and assuming AREO Holdings Limited’s shareholding had not changed since November 18, 2019, AREO Holdings Limited was wholly-owned by Ms. Lam Lai Ming. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Orchid Asia Entities’ shareholding had not changed since August 31, 2020, Orchid Asia Entities beneficially owned 13.6% of the Company’s total outstanding shares and held 2.5% of the Company’s aggregate voting power as of February 28, 2023.

●	Trustbridge Partners V, L.P. is a limited partnership incorporated in the Cayman Islands and beneficially owned 8,237,774 Class A ordinary shares (including 3,067,873 ADSs) of the Company as of December 31, 2022, based on the Schedule 13G filed by its investment adviser, TB Alternative Assets Ltd, on February 8, 2023. Pursuant to the Schedule 13G, Trustbridge Partners V, L.P. is controlled by TB Alternative Assets Ltd. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Trustbridge Partners V, L.P.’s shareholding had not changed since December 31, 2022, Trustbridge Partners V, L.P. beneficially owned 10.5% of the Company’s total outstanding shares and held 1.9% of the Company’s aggregate voting power as of February 28, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 25, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By	:	/s/ Xing Jin
Name	:	Xing Jin
Title	:	Chief Executive Officer and interim Chief Financial Officer

Date: April 25, 2023